

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

Michael Levitt
Partner
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, NY 10022

> **Re: International General Insurance Holdings Ltd.**
> **74 Abdel Hamid Sharaf Street, P.O. Box 941428**
> **Amman 11194, Jordan**

Dear Michael Levitt:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

Schedule TO-I filed July 28, 2023

General

1. We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please delete the reference or clarify that it is not applicable to the tender offer.

2. In your response letter, please explain why this issuer tender offer is not subject to Rule 13e-3. We note that it is an offer for all outstanding Warrants, and that the Public Warrants currently trade on the Nasdaq. To the extent that Warrants are not tendered but the offer is consummated, the remaining Warrants will be subject to mandatory redemption at a reduced price as compared to the offer price. In the alternative, please file and disseminate a Schedule 13E-3.

<u>Security Ownership of Certain Beneficial Owners and Management, page 14</u>

3.   Please revise the table showing the number of Common Shares beneficially owned by directors and executive officers to include the aggregate number and percentage of Private Warrants and Public Warrants held by each such person. See Item 1008(a) of Regulation M-A.

<u>Conditions; Termination; Waivers; Extensions; Amendments, page 16</u>

4.   The cross reference in Item 7(b) to Section 10 of the Offer Letter appears to be inappropriate, as Section 10 sets forth the conditions to the consummation of the Offer rather than any material conditions to any financing of consideration to be provided in the Offer. See Item 1007(b) of Regulation M-A. Please revise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Mergers & Acquisitions